Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

June 24, 2015

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Zhen Ding Resources Inc.
Amendment No. 4 to Registration Statement on Form S-1 Filed June 9, 2015
File No. 333-193211

Dear Mr. Reynolds:

This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Zhen Ding Resources Inc. (the “Company”) dated June 16, 2015.

For your convenience, we have included the Staff’s comment in italics before the Company’s response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.  Any defined terms used but not defined in this letter shall have the meanings ascribed to them in the Company’s Amendment No. 5 to its Registration Statement on Form S-1 filed with the SEC on the date of this letter (the “Amendment”).

Description of the Property of the Wuxi Gold Project, page 21

Staff Comment 1:  On page 23, you state that the permit extension application for the Gold Mining License is currently in process. Please disclose when you expect to receive the license extension based on your experience with past applications. For example, disclose whether the process is typically a lengthy process or whether your applications have been denied in the past. Please also include a risk factor describing the effect on the company in the event the license application is denied.

Response: The Company has revised the relevant language on page 23 of the Amendment to disclose when it expects to receive the license extension based on its experience with past applications.  The Company has also added a risk factor describing the effect on the Company in the event the license application is denied.

We trust that you will find the foregoing responsive to the comment of the Staff. Comments or questions regarding this letter may be directed to the undersigned or James Shafer at the Chiang Law Office, company counsel, at (415) 255-2450.

Sincerely,

/s/ Wen Mei Tu
Wen Mei Tu
Chief Executive Officer

CC:	Chiang Law Office, P.C.